                      September 22, 2011

Pamela Long
Assistant Director
Chambre Malone
Staff Attorney
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tiger Oil and Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 27, 2011
File No. 333-171200
Form 8-K/A
File No. 000-53241

Dear Ms Malone;

Please find below our comment responses to your comment letter of February 11, 2011.

Form S-1/A filed January 27, 2011

General

1.   Please update your registration statement in response to our comments on the amended Form 8-K filed January 28, 2011 and ensure that both documents are consistent.

Updated for consistency.

2.   We note that the acquisition financial statements for Jett Rink Oil, LLC included in your Item 5.06 Form 8-K, present revenues and expenses from oil and gas production and also the existence of oil and gas reserves.  Please explain to us and in your document, why your results of operations for the period ended September 30, 2010 do not include any similar financial items and also why your document does not reflect any oil and gas reserves.   Please clarify the operational and reserve status of the properties acquired in the acquisition of Jett Rink Oil, LLC.

The results of operations for the period ended September 30, 2010 do not include financial items relating to oil and gas production, and does not reflect oil and gas reserves, because the Company’s acquisition of Jett Rink Oil, LLC was not finalized until October 29, 2010.  Therefore, the Jett Rink Oil reserves were not the property of the Company as of September 30, 2010, and any revenues or expenses derived from these reserves would not be applicable to the Company’s financial statements until subsequent to October 29, 2010.  The Commission will note that in the Company’s December 31, 2010 Form 10-K, filed on April 15, 2011, the Company did include the related oil and gas properties on its balance sheet.  The Commission will further note that in Note 6 to the Company’s September 30, 2010 Form 10-Q, the Company clearly states that the acquisition of Jett Rink Oil, LLC was consummated on October 29, 2010.

The Company has revised its disclosure in Note 12 of the December 31, 2009 and 2008 financial statements, on page F-16 of its Form S-1/A, to more clearly disclose the fact that the Company’s acquisition of Jett Rink Oil, LLC was formally consummated on October 29, 2010.

3.   Please refer to Items 1200-1208 of Regulation S-K and provide the applicable oil and gas disclosures in your filing.

Pursuant to the Company’s response to the Commission’s comment number two above, the Company was not required to provide the referenced oil and gas disclosures in its December 2009 or September 2010 financial statements, as the acquisition of Jett Rink Oil, LLC had not been consummated at that time.

Prospectus Cover Page

4.   Please remove the chart and related footnotes from the cover page of the prospectus.

Chart and related footnotes removed.

Selling Stockholders, page 33

5.   We note your response to comment nine in our letter dated January 11, 2011.  For each selling stockholder, please provide the dates of the transaction in which the selling stockholder acquired their shares.  Revise Item 15 on page II-1 as applicable.

Additional data provided.

Plan of Distribution, page 34

6.   Because this is an at the market resale offering by the selling stockholders only, please remove the statement “The issuer and the selling shareholders will sell the common stock being registered in this offering at a fixed price of $0.20 per share.”

Statement removed.

Experts, page 36

7.   We note your response to comment five in our letter dated January 11, 2011.   Please revise this section to identify Mr. Mooney as an expert.   Please also revise Exhibit 99 to include Mr. Mooney’s consent to be named as an expert in the registration statement.

Revised to include Mr. Mooney’s consent and list him as an expert.

Item 15.   Recent Sales of Unregistered Securities Page II-1

8.   Please revise to state the exemption from registration upon which you relied in issuing the stock in the listed transaction and briefly describe the facts that made the exemption available.

Section 4(2) exemption listed along with factual circumstances.

Item 16.  Exhibits, page II-2

9.   Please file all material agreements as exhibits to your registration statement.  In this regard, we note that you have not filed the agreements governing the Exchange Transaction or the agreement with Black Hawk Exploration.  See Item 601(b)(10) of Regulation S-K.

Material Agreements filed as exhibits.

Undertakings, page II-2

10.   Please include only those undertakings relevant to your offering and remove references to “small business issuer.”   Please refer to Item 512 of Regulation S-K.

References removed.

Exhibit 5.1

11.   We note your response to comment 15 in our letter dated January 11, 2011.  Please have counsel revise the legality opinion to state the correct number of shares in the last sentence on the first page.

Revised.

12.   We note your response to comment 16 in our letter dated January 11, 2011.    Please have counsel revise the legality opinion to state that the shares are validly issued, fully paid and non-assessable.

Revised to state validly issued, fully paid and non–assessable.

Very truly yours,

/s/ Ken Liebscher
Ken Liebscher, President
Tiger Oil and Energy, Inc.